Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120

E. Taylor Brody
ebrody@stradley.com
215-564-8071

May 12, 2021

Filed via EDGAR
Ms. Jaea Hahn
Mr. Jeff Long
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Subject:
Filings on Form N-14 for Delaware Small Cap Value Fund, Delaware International Value Equity Fund, Delaware Corporate Bond Fund, and Delaware High-Yield Opportunities Fund (File Nos. 333-255163, 333-255164, and 333-255167)

Dear Ms. Hahn and Mr. Long:
On behalf of Delaware Group® Equity Funds V, Delaware Group® Global & International Funds, and Delaware Group® Income Funds (each, a “Registrant” and together, the “Registrants”), submitted herewith under the EDGAR system, are the responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you communicated with regard to each Registrant’s joint Prospectus/Information Statement on Form N-14 (the “Information Statement/Prospectus”) and the related Part B.  Each Information Statement/Prospectus was filed as part of the proposed reorganization of series of Delaware Group® Equity Funds IV into series of the Registrants.
The Registrants delayed effectiveness of the Information Statement/Prospectus and filed a related pre-effective amendment at the request of the Staff to address Comment 1 below. As discussed, the Registrants intend to formally request acceleration of the effective date of the Information Statement/Prospectus in order to maintain the planned timing of the Reorganizations.
Each comment from the Staff is summarized below, followed by the Registrants’ response to the comment.  Terms not defined herein shall have the meaning set forth for that term in the Information Statement/Prospectus.
Accounting Comments

1.	Comment: Correct and refile the auditor’s consents in order to clarify that the N-14 was not filed for the Acquired Funds.

Response: The requested changes will be made.

2.	Comment: Please state that the Reorganization of Delaware High-Yield Opportunities Fund is not contingent on the Delaware High-Yield Opportunities Fund merger contained in another N-14.

Response: The requested changes will be made.

3.	Comment: Confirm that the fee waivers shown will continue for at least one year following the Reorganizations.

Response: The Registrants confirm that the fee waivers will continue for at least one year following the Reorganizations.

4.	Comment: Confirm that no fees will be recouped after the Reorganizations.

Response: The Registrants confirm that no fees will be recouped after the Reorganizations.

5.
Comment: Confirm that the pro forma expenses shown will not change for Delaware High-Yield Opportunities Fund regardless of whether one or both Delaware High-Yield Opportunities Fund mergers go through.

Response: The Registrants confirm that the pro forma expenses shown will not change for Delaware High-Yield Opportunities Fund regardless of whether one or both Delaware High-Yield Opportunities Fund mergers go through on account of the contractual expense waivers in place.

6.	Comment: Confirm whether the costs of the Reorganizations are included as part of the contractual fee waivers.

Response: The contractual fee waivers do not include reorganization costs, as noted in the related footnotes.

7.	Comment: Confirm that there are no plans for portfolio repositioning as part of the Reorganizations.

Response: The Registrants confirm that they do not plan for any portfolio repositioning as part of the Reorganizations.

8.	Comment: Revise the Part B to reflect the recent amendment of Rule 6-11.

Response: The Part B has been revised as requested.

9.	Comment: Update the capitalization tables to be as of a date within 30 days of filing. Response: The requested changes will be made.

10.	Comment: Confirm the accuracy of the fee table for Delaware Small Cap Value Fund and that expenses will increase after the Reorganization.

Response: The Registrants so confirm.

11.	Comment: In the fee table for Delaware International Fund Class R6 into Acquiring Fund Class R6, explain why DMC is waiving one basis point rather than two.

Response: The 1.26% shown agrees to the audited financial statements which represent a blended waiver as the expense limitation during the fiscal year ending Nov. 30, 2020 was higher than the expense limitation in effect at Nov. 30, 2020.

12.	Comment: Please clarify why the 1.26% Total Annual Operating Expenses After Fee Waivers for Class A shown in the fee table for Delaware International Value Equity Fund does not tie to the Prospectus.

Response: The 1.26% shown agrees to the audited financial statements which represent a blended waiver as the expense limitation during the fiscal year ending Nov. 30, 2020 was higher than the expense limitation in effect at Nov. 30, 2020.

13.
Comment: Please clarify whether the Total Annual Operating Expenses After Fee Waivers shown in the fee table for the Institutional Class of the Pro Forma Delaware International Value Equity Fund should be 0.88% rather than 1.88%.

Response: The Registrants confirm that it is correct as stated at 0.88%.

14.
Comment: For the fee table related to the Reorganization of Delaware International Fund into Delaware International Value Equity Fund, please explain why footnote 4 is necessary and not superseded by footnote 3.

Response: Footnote 4 will be deleted, as requested.

15.
Comment: For the fee table related to the Reorganization of Delaware International Fund into Delaware International Value Equity Fund, please explain why footnote 5 is necessary given that the Total Annual Fund Operating Expenses for Delaware International Fund were already below the expense cap.

Response: Footnote 5 will be deleted, as requested.

16.	Comment: For the fee table for Delaware Investment Grade Fund, please explain why the numbers do not correspond to footnote 2. Were the expense waivers applied?

Response: The numbers in the table agree to the financial statements dated Sept. 30, 2020 and the numbers represented in the footnote are the most recent expense limitations, which are lower than the amounts in place at Sept. 30, 2020.

17.	Comment: For the fee table for Delaware Fund for Income Class R6, please explain why are you showing Total Annual Operating Expenses After Fee Waivers of 0.89% rather than 0.80%?

Response: The 0.89% represents the Net Expense Ratio during the period. The current expense limit was not in effect the entire fiscal year ending Sept. 30, 2020.

18.
Comment: Provide the NAST analysis for the reorganization of Delaware Fund for Income (“Target Fund”) into Delaware High-Yield Opportunities Fund (“Acquiring Fund”) since the Delaware Fund for Income is the larger fund.

Response: As set forth in North American Security Trust, SEC No-Action Letter (Aug. 5, 1994), the determination of the appropriate performance survivor following a fund merger depends on a consideration of five factors.  Based on its analysis of the factors, the Registrants have determined that Delaware High-Yield Opportunities Fund is the appropriate accounting survivor following the Reorganization.  Each of the factors, along with the relevant analysis, is discussed below.

(i)
Investment Adviser.  Delaware Management Company (“DMC”), a series of Macquarie Investment Management Business Trust, manages the investment of both the Target Fund’s and the Acquiring Fund’s assets and supervises the daily business affairs of both funds. DMC will continue to serve as the investment adviser of the Acquiring Fund.  The same portfolio managers currently manage the Target Fund and the Acquiring Fund.  This factor neither supports nor detracts from the determination that the Acquiring Fund should be the accounting survivor following the Reorganization.

(ii)
Portfolio Composition.  As described below, the investment objective of the Target Fund is similar to that of the Acquiring Fund. However, while the current portfolio composition of the Target Fund is substantially similar to that of the Acquiring Fund, the portfolio composition of the Target Fund has been modified over time in accordance with its objective to become substantially similar to that of the Acquiring Fund.  The fact that the Target Fund’s portfolio composition was modified over time to become similar to that of the Acquiring Fund supports the determination that the Acquiring Fund should be the accounting survivor following the Reorganization.

(iii)
Investment Objectives, Policies and Restrictions.  The Target Fund and the Acquiring Fund have similar, but not identical, investment objectives, which seeks total return and, as a secondary objective, high current income.  The investment strategies and policies of the Target Fund are similar to those of the Acquiring Fund, with slight differences in each Fund’s asset allocations. The fundamental investment policies and restrictions of the Target Fund and the Acquiring Fund are similar and include certain investment policies required by the Investment Company Act of 1940, as amended.

It should be noted that prior to October 4, 2019, the Target Fund and Acquiring Fund had different strategies, and therefore the Target Fund’s performance was achieved with a different strategy than the Acquiring Fund. As discussed above, the Target Fund’s allocations at Closing will be similar those of the Acquiring Fund.  The combined fund will retain the investment objective, strategies, policies, and restrictions of the Acquiring Fund, which supports the determination that the Acquiring Fund should be the accounting survivor following the Reorganization.

(iv)
Expense Structure and Expense Ratio.  The Target Fund and the Acquiring Fund have the similar expense structures, and as a result of the proposed Reorganization, Class A, Class R6 and Institutional Service Class shareholders of the Target Fund should expect to experience lower expenses as a percentage of average daily net assets as shareholders in the Acquiring Fund. The Acquiring Fund currently has contractually limited the annual operating expenses of any share class to amounts lower than the Target Fund. This factor supports that the Acquiring Fund should be the accounting survivor following the Reorganization.

(v)
Relative Asset Sizes of the Funds Involved in the Reorganization.  The Target Fund has larger assets than the Acquiring Fund. As of December 31, 2020, the Target Fund had net assets of $425.8 million, and the Acquiring Fund had net assets of $172.3 million.

In light of the fact that following the Reorganization, the portfolio management team, portfolio composition, objective, strategies, policies, and restrictions of the combined fund will be the same as or substantially similar to the portfolio management team, portfolio composition, and objective, strategies, policies, and restrictions of the Acquiring Fund, the Registrant has determined that the Acquiring Fund should be the accounting survivor of the Reorganization. The Registrant believes the Acquiring Fund is more reflective of how the combined fund will operate after the Reorganization, mainly because it is the Registrant’s intention for the combined fund to continue with the Acquiring Fund’s strategies.

19.	Comment: Fill in the bracketed space under “Who will pay the expenses of the Reorganization?”

20.	Response: The “Who will pay the expenses of the Reorganization?” section in the Information Statement/Prospectus will be revised to read as follows:

The expenses related to the Reorganizations (excluding brokerage costs, if any), including the costs associated with the delivery of this Prospectus/Information Statement, are anticipated to be approximately $287,000. These expenses will be split evenly between the Acquired Funds, Acquiring Funds, and DMC.

21.
Comment: Under the “What are the capitalizations of the Funds and what might the capitalization be after the Reorganizations?” in the Information Statement/Prospectus, please clarify whether the capitalization tables reflect adjustments of the costs of the Reorganization incurred by each Fund, as described in footnote 2.

Response: The Registrants confirm that the capitalization tables reflect adjustments of the costs of the Reorganization incurred by each Fund.

Legal Comments

22.	Comment: Please explain why it is appropriate to send a combined information statement given that the Acquiring Funds are in separate trusts.

Response: Sending shareholders a combined information statement is cost-effective. There is a significant amount of overlap between the Trust-level information shown.
23.	Comment: At the beginning of the Information Statement/Prospectus, explain why the Funds are being reorganized and the related potential benefits.

Response: The requested changes will be made.

24.
Comment: Add a narrative describing the comparative risks for each fund. Move the narrative before the comparison tables for the investment strategies and risks. In the narrative comparative strategy discussion for Delaware Special Situations Fund and Delaware Small Cap Value Fund, consider adding the dollar range for what each Fund considers to be small cap securities. In addition, in the narrative comparative strategy discussion for Delaware International Fund and Delaware International Value Equity Fund, describe how each Fund invests internationally and defines emerging markets, and whether the Funds have the same geographic focus. Describe each Fund’s comparative risk/return profile in the risk narrative disclosure.

Response: The requested changes will be made.

25.	Comment: On page 30, add a space between each merging pair of Funds in the chart that shows the aggregate fees under “Who manages the Funds?” Response: The requested changes will be made.

26.	Comment: Revise the “Portfolio Managers of the Funds” section to only include the disclosure required by Item 5(b) of Form N-1A. Response: The requested changes will be made.
27.	Comment: Under the description of “Board Considerations,” please state whether the Board considered factors that weighed against the approval of the Reorganizations.

Response: The discussion in the “Board Considerations” section contains a description of the factors considered by the Board in their approval of the Reorganizations. The Registrants respectfully decline to add additional language as such disclosure is not required by Form N-14.

28.	Comment: Under the description of “Board Considerations,” state that the Trusts share the same Board.

Response: The requested changes will be made.

29.	Comment: Under “INFORMATION ABOUT THE REORGANIZATIONS AND THE PLAN”, please delete the following reference: “however, this summary is qualified in its entirety by reference to the form of Agreement.”

Response: The reference regarding qualification of the summary of the Agreement will be deleted as requested.

* * * * *

Please do not hesitate to contact me at (215) 564-8071 if you have any questions or wish to discuss any of the responses presented above.
Very truly yours,

/s/ Taylor Brody
Taylor Brody